Exhibit 99.1

PONY AI Inc. Realized Gen-7 Robotaxi city-wide UE Breakeven; Set to Surpass 2025 Fleet Target and Expand to 3,000+ Vehicles by End of Next Year

•	Successful dual primary listing in Hong Kong — Raised more than US$800 million[1] to accelerate mass production, large-scale commercialization, R&D innovation and new market expansion.

•	Official launch of Gen-7 Robotaxi operations — Kicked off fully driverless commercial operations in Guangzhou, Shenzhen, and Beijing.

•	Continued progress in Robotaxi commercialization — Robotaxi revenues up by 89.5% year-over-year, with fare-charging revenues surging by over 200%.

NEW YORK, November 25, 2025 (GLOBE NEWSWIRE) — Pony AI Inc. (“Pony.ai” or the “Company”) (NASDAQ: PONY; HKEX: 2026), a global leader in achieving large-scale commercialization of autonomous mobility, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Dr. James Peng, Chairman and Chief Executive Officer of Pony.ai, commented, “Earlier this month, we achieved a key milestone with our dual primary listing on the Hong Kong Stock Exchange (“Hong Kong IPO”), securing long-term capital for large-scale commercialization. We are proud to have officially launched our seventh generation (“Gen-7”) Robotaxi across major tier-one cities in China, advancing fully driverless mobility toward greater passenger accessibility. Fueled by this momentum and our newly added firepower, we are speeding up the commercialization of safe and efficient Robotaxi and Robotruck services, bringing it to widespread, everyday adoption.”

Dr. Tiancheng Lou, Chief Technology Officer of Pony.ai, commented, “Our early move to adopt the world model has become a clear technological advantage. PonyWorld combines high-fidelity simulation, the ability to reproduce corner cases, and an artificial intelligence (“AI”) based learning evaluator, enabling unsupervised and self-improving closed-loop training. This is the key to building our strong moat, and Gen-7 Robotaxi turns that technological edge into commercial efficiency. Our tech generalization also adapts quickly to new markets and vehicle platforms. With the resources provided by our dual listing, we will continue investing in R&D innovation and attracting top AI talent to enhance our strength.”

Dr. Leo Wang, Chief Financial Officer of Pony.ai, commented, “In the third quarter, we delivered robust top-line growth and further enhanced our financial position. Total revenues rose by 72.0% year-over-year, driven by strong growth from Robotaxi services and Licensing & Applications. The net proceeds from our recent Hong Kong IPO have significantly strengthened our balance sheet. Combined with the pivotal milestone of Gen-7 Robotaxi city-wide unit economics (“UE”) breakeven in Guangzhou 2, the net proceeds have positioned us to accelerate the large-scale commercial expansion and to drive sustained, long-term growth.”

Accelerating Progress in Gen-7 Robotaxi Production and Deployment

•	Speeding up mass production, supported by tech-driven cost efficiency. 1) We have 961 Robotaxi fleet vehicles[3], including 667 units of Gen-7 vehicles. This keeps us on track to exceed the 1,000-vehicle target by year end and advances us toward the goal of surpassing 3,000 vehicles by the end of 2026. 2) The Gen-7 Robotaxis have reached city-wide UE breakeven, validating our viable business model and establishing a strategic foundation for scalable domestic and global expansion. 3) Realizing an additional 20% reduction in bill-of-materials (“BOM”) costs of the Gen-7’s autonomous driving kits (“ADK”), designated for 2026 production, compared to the 2025 baseline. 4) Our robust AI algorithms and fleet management expertise helped maintain efficient Robotaxi utilization and remote-assistant-to-vehicle ratio.

•	Launching fully driverless commercial operations, earning widespread positive user feedback. 1) Gen-7 Robotaxis are officially available to the public across Guangzhou, Shenzhen, and Beijing. Within one week of launch, our new registered users nearly doubled compared to late-October, sparking significant social media attention. 2) Optimizing the frequency and magnitude of acceleration, braking and steering, delivering smooth, natural motion control tailored to electric vehicles and the ride-hailing market. Performance in critical areas such as emergency braking and steering has improved significantly since launch. 3) Upgrading in-cabin experience such as “smart repositioning” and voice-activated features, “Popo Voice Assistant,” to start the trip and control the air conditioning.

Entering New Robotaxi Markets and Deepening Our Existing Footprint

•	Extending operational areas in major tier-one cities in China. 1) In Shanghai, we were the first company to launch fully driverless commercial Robotaxi operations in late July, starting in the Jinqiao and Huamu areas of Pudong District. In September, we broadened our coverage to areas such as Century Park and the Shanghai Science and Technology Museum. 2) In Shenzhen, we extended fully driverless commercial operations to more city areas in Nanshan District, including Shekou and Overseas Chinese Town in late August. The number of pickup and drop-off stops in Shenzhen has exceeded 10,000 currently, growing by over 300% from late June.

•	Building a scalable mobility ecosystem through our asset-light strategy. Following our collaboration with Xihu Group in June, we recently forged a new partnership with Sunlight Mobility to adopt an asset-light model. These alliances reflect growing market recognition of our business model, with an increasing number of third-parties willing to fund fleet deployment. This enables us to speed up future fleet expansion.

•	Establishing global reach to eight countries through strategic partnerships. 1) Entering the Qatar market in collaboration with Mowasalat, the country’s largest transportation service provider. 2) Reinforcing existing markets through expanded service scope and deepened local partnerships in Singapore, Luxembourg, and South Korea. 3) Partnering with global ride-hailing platforms to explore more markets, such as our shareholders, Uber and Bolt.

•	Launched latest-generation Robotruck. 1) We rolled out fourth generation (“Gen-4”) Robotruck, a platform designed for mass production at the thousand-unit scale, with initial fleet deployment expected in 2026. 2) Enhancing collaboration with SANY Group and expanding new partnership with Dongfeng Liuzhou Motor.

1 Assuming the full exercise of the over-allotment options, the gross proceeds will be US$993 million at the rate of HK$7.76923 to US$1.00.

2 Based on the two-week daily average figures in Guangzhou as of November 23, 2025, following the launch of Gen-7 commercial operations.

3 As of November 23, 2025.

Unaudited Third Quarter 2025 Financial Results

(in USD thousands)	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Revenues:
Robotaxi services	3,533	6,694	4,701	9,950
Robotruck services	9,372	10,183	27,407	27,483
Licensing and applications	1,884	8,565	7,401	23,443
Total revenues	14,789	25,442	39,509	60,876

•	Total revenues were US$25.4 million (RMB181.1 million) in the third quarter of 2025, representing an increase of 72.0% from US$14.8 million in the third quarter of 2024. The increase was mainly driven by robust growth in both Robotaxi services and Licensing and Applications revenues.

•	Robotaxi services revenues were US$6.7 million (RMB47.7 million) in the third quarter of 2025, representing an increase of 89.5% from US$3.5 million in the third quarter of 2024. Specifically, fare-charging revenues grew by over 200% year-over-year, primarily driven by growing user demand in tier-one cities, our ongoing optimizations to fleet operations and pricing strategy. Meanwhile, the implementation of an asset-light operating model further generated revenues through technology licensing and vehicle sales. This asset-light operating model is expected to enhance capital-efficiency for future fleet expansion.

•	Robotruck services revenues were US$10.2 million (RMB72.5 million) in the third quarter of 2025, representing an increase of 8.7% from US$9.4 million in the third quarter of 2024. With the launch of our Gen-4 Robotruck with 70% ADK’s BOM cost saving compared to previous generation, we anticipate sustained momentum and scalable development for Robotruck in the future.

•	Licensing and applications revenues were US$8.6 million (RMB61.0 million) in the third quarter of 2025, representing a significant increase of 354.6% from US$1.9 million in the third quarter of 2024. We continue to see robust and growing demand for our autonomous domain controller (“ADC”), primarily from robot-delivery clients.

Cost of Revenues

•	Total cost of revenues was US$20.8 million (RMB147.9 million) in the third quarter of 2025, representing an increase of 54.7% from US$13.4 million in the third quarter of 2024.

Gross Profit and Gross Margin

•	Gross profit was US$4.7 million (RMB33.2 million) in the third quarter of 2025, compared to US$1.4 million in the third quarter of 2024.

•	Gross margin was 18.4% in the third quarter of 2025, compared to 9.2% in the third quarter of 2024. The improvement was primarily driven by an optimized revenue mix, with a higher contribution from Robotaxi services, which carry a relatively higher margin.

•	In November 2025, the Gen-7 Robotaxis have reached city-wide UE breakeven in Guangzhou. Notably, daily average orders per vehicle have reached 23[2], fueled by robust, widespread user demand and our optimized operational efficiency.

Operating Expenses

Operating expenses were US$74.3 million (RMB529.2 million) in the third quarter of 2025, representing an increase of 76.7% from US$42.1 million in the third quarter of 2024. Non-GAAP4 operating expenses were US$67.7 million (RMB482.3 million) in the third quarter of 2025, representing an increase of 63.7% from US$41.4 million in the third quarter of 2024.

•	Research and development expenses were US$60.4 million (RMB429.9 million) in the third quarter of 2025, representing an increase of 79.6% from US$33.6 million in the third quarter of 2024. Non-GAAP research and development expenses were US$56.1 million (RMB399.7 million), representing an increase of 68.4% from US$33.3 million in the third quarter of 2024. The increase primarily reflects one-off R&D investment in Gen-7 vehicle and the expansion of our R&D personnel. Specifically, approximately half of the increase in research and development expenses stemmed from one-off customized development fee of US$12.7 million for Gen-7 vehicles.

•	Selling, general and administrative expenses were US$14.0 million (RMB99.4 million) in the third quarter of 2025, representing an increase of 65.1% from US$8.5 million in the third quarter of 2024. Non-GAAP selling, general and administrative expenses were US$11.6 million (RMB82.6 million), representing an increase of 44.2% from US$8.0 million in the third quarter of 2024. The increase was primarily driven by i) higher personnel expenses incurred to support the accelerated deployment of large-scale commercial operations and ii) increased professional service fees.

Loss from Operations

•	Loss from operations was US$69.7 million (RMB496.0 million) in the third quarter of 2025, compared to US$40.7 million in the third quarter of 2024. Non-GAAP loss from operations was US$63.1 million (RMB449.1 million), compared to US$40.0 million in the third quarter of 2024.

Net Loss

•	Net loss was US$61.6 million (RMB438.3 million) in the third quarter of 2025, compared to US$42.1 million in the third quarter of 2024. Non-GAAP net loss was US$55.0 million (RMB391.4 million) in the third quarter of 2025, compared to US$41.4 million in the third quarter of 2024. Looking ahead, we expect to sustain disciplined investment to accelerate large-scale commercial deployment.

Basic and Diluted Net Loss per Ordinary Share

•	Basic and diluted net loss per ordinary share was both US$0.16 (RMB1.14) in the third quarter of 2025, compared to US$3.51 in the third quarter of 2024. Non-GAAP basic and diluted net loss per ordinary share was both US$0.14 (RMB1.00) in the third quarter of 2025, compared to US$3.50 in the third quarter of 2024. Each American depositary share (“ADS”) represents one Class A ordinary share.

Balance Sheet and Cash Flow

~~•~~	Cash and cash equivalents, short-term investments, restricted cash and long-term debt instruments for wealth management were US$587.7 million (RMB4,184.0 million) as of September 30, 2025, compared to the balance as of June 30, 2025 of US$747.7 million. Around half of the cash balance decrease comes from one-off cash outflows, including capital injection into Zhuifeng Intelligent Technology, our joint venture with Toyota to support Gen-7 mass production and deployment. All of the capital commitment in Zhuifeng has been completed. The remaining cash balance decrease primarily reflects our mass production and large-scale deployment status, including i) ongoing operational cash outflows and ii) capital expenditures for the procurement of Gen-7 vehicles to support our goal of reaching a 1,000-vehicle fleet by year-end. For the nine months ended September 30, 2025, we had an accumulated free cash outflow of US$173.6 million. With the completion of our recent Hong Kong IPO, we had over US$800 million of newly added cash, providing us with substantial fuel to accelerate our business plan.

4 Non-GAAP financial measures exclude share-based compensation expenses and changes in fair value of warrants liability, and such adjustment has no impact on income tax. For further details, see the “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this earnings release.

Conference Call

Pony.ai will hold a conference call at 7:00 AM U.S. Eastern Time on Tuesday, November 25, 2025 (8:00 PM Beijing/Hong Kong Time on the same day) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call by phone, please complete the online registration process using the link provided below prior to the scheduled call start time. Upon registration, participants will receive a confirmation email containing dial-in numbers, passcode, and a unique access PIN.

Participant Online Registration: https://dpregister.com/sreg/10204010/1002ee52a5c

A replay of the conference call will be accessible through December 2, 2025, by dialing the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	4711053

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.pony.ai.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.1190 to US$1.00, the noon buying rate in effect on September 30, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, such as non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP operating expenses, non-GAAP loss from operations, non-GAAP net loss, non-GAAP net loss attributable to Pony AI Inc., non-GAAP basic and diluted net loss per ordinary share, and non-GAAP free cash flows, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and changes in fair value of warrants liability, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of U.S. GAAP and Non-GAAP Results” set forth at the end of this earnings release.

About Pony AI Inc.

Pony AI Inc. is a global leader in achieving large-scale commercialization of autonomous mobility. Leveraging its vehicle-agnostic Virtual Driver technology, a full-stack autonomous driving technology that seamlessly integrates Pony.ai’s proprietary software, hardware, and services, Pony.ai is developing a commercially viable and sustainable business model that enables the mass production and deployment of vehicles across transportation use cases. Founded in 2016, Pony.ai has expanded its presence across China, Europe, East Asia, the Middle East and other regions, ensuring widespread accessibility to its advanced technology. For more information, please visit: https://ir.pony.ai.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Pony.ai’s beliefs, plans, and expectations, such as the expected fleet size, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Pony.ai’s filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Pony.ai does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Pony.ai

Investor Relations

Email: ir@pony.ai

Media Relations

Email: media@pony.ai

Christensen Advisory

Email: pony@christensencomms.com

Pony AI Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in USD thousands)

	As of	As of
	December 31, 2024	September 30, 2025
Assets
Current assets:
Cash and cash equivalents	535,976	98,995
Restricted cash, current	21	1,408
Short-term investments	209,035	345,665
Accounts receivable, net	28,555	27,959
Amounts due from related parties, current	8,322	9,282
Prepaid expenses and other current assets	52,713	57,996
Total current assets	834,622	541,305
Non-current assets:
Restricted cash, non-current	175	287
Property, equipment and software, net	17,241	46,318
Operating lease right-of-use assets	13,342	15,426
Long-term investments	130,799	267,560
Prepayment for long-term investments	52,823	25,000
Other non-current assets	1,819	4,770
Total non-current assets	216,199	359,361
Total assets	1,050,821	900,666
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other current liabilities	66,548	71,312
Operating lease liabilities, current	3,438	4,862
Amounts due to related parties, current	900	707
Total current liabilities	70,886	76,881
Operating lease liabilities, non-current	9,835	10,269
Other non-current liabilities	1,389	1,524
Total liabilities	82,110	88,674
Total Pony AI Inc. shareholders’ equity	951,122	801,215
Non-controlling interests	17,589	10,777
Total shareholders’ equity	968,711	811,992
Total liabilities and shareholders’ equity	1,050,821	900,666

Pony AI Inc.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss

(All amounts in USD thousands, except for share and per share data)

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Revenues	14,789	25,442	39,509	60,876
Cost of revenues	(13,428)	(20,773)	(35,562)	(50,428)
Gross profit	1,361	4,669	3,947	10,448
Operating expenses:
Research and development expenses	(33,614)	(60,384)	(92,339)	(156,900)
Selling, general and administrative expenses	(8,454)	(13,958)	(24,033)	(40,532)
Total operating expenses	(42,068)	(74,342)	(116,372)	(197,432)
Loss from operations	(40,707)	(69,673)	(112,425)	(186,984)
Investment income	3,692	5,335	15,042	34,022
Changes in fair value of warrants liability	-	-	5,617	-
Other (expenses) income, net	(5,099)	2,767	(2,121)	752
Loss before income tax	(42,114)	(61,571)	(93,887)	(152,210)
Income tax benefits (expenses)	1	1	(1)	-
Net loss	(42,113)	(61,570)	(93,888)	(152,210)
Net (loss) income attributable to non-controlling interests	(223)	(255)	(681)	5,191
Net loss attributable to Pony AI Inc.	(41,890)	(61,315)	(93,207)	(157,401)
Foreign currency translation adjustments	2,994	1,302	1,948	1,416
Unrealized (loss) gain on available-for-sale investments	(8,506)	479	(3,270)	(13,292)
Total other comprehensive (loss) income	(5,512)	1,781	(1,322)	(11,876)
Total comprehensive loss	(47,625)	(59,789)	(95,210)	(164,086)
Less: Comprehensive income (loss) attributable to non-controlling interests	138	(125)	(391)	(377)
Total comprehensive loss attributable to Pony AI Inc.	(47,763)	(59,664)	(94,819)	(163,709)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share, basic and diluted	91,871,839	385,292,553	91,724,717	368,141,818
Net loss per ordinary share, basic and diluted	(3.51)	(0.16)	(4.66)	(0.43)

Pony AI Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(All amounts in USD thousands)

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Net cash used in operating activities	(20,639)	(56,795)	(79,761)	(136,365)
Net cash used in investing activities	(74,489)	(127,046)	(103,158)	(287,462)
Net cash used in financing activities	(144)	(34,449)	(854)	(10,849)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	618	239	(2,086)	(806)
Net change in cash, cash equivalents and restricted cash	(94,654)	(218,051)	(185,859)	(435,482)
Cash, cash equivalents and restricted cash at beginning of period	335,000	318,741	426,205	536,172
Cash, cash equivalents and restricted cash at end of period	240,346	100,690	240,346	100,690

Pony AI Inc.

Reconciliation of U.S. GAAP and Non-GAAP Results

(All amounts in USD thousands, except for share and per share data)

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Research and development expenses	(33,614)	(60,384)	(92,339)	(156,900)
Share-based compensation expenses	273	4,239	878	16,113
Non-GAAP research and development expenses	(33,341)	(56,145)	(91,461)	(140,787)

Selling, general and administrative expenses	(8,454)	(13,958)	(24,033)	(40,532)
Share-based compensation expenses	405	2,355	1,260	6,698
Non-GAAP selling, general and administrative expenses	(8,049)	(11,603)	(22,773)	(33,834)

Operating expenses	(42,068)	(74,342)	(116,372)	(197,432)
Share-based compensation expenses	678	6,594	2,138	22,811
Non-GAAP operating expenses	(41,390)	(67,748)	(114,234)	(174,621)

Loss from operations	(40,707)	(69,673)	(112,425)	(186,984)
Share-based compensation expenses	678	6,594	2,138	22,811
Non-GAAP loss from operations	(40,029)	(63,079)	(110,287)	(164,173)

Net loss	(42,113)	(61,570)	(93,888)	(152,210)
Share-based compensation expenses	678	6,594	2,138	22,811
Changes in fair value of warrants liability	-	-	(5,617)	-
Non-GAAP net loss[5]	(41,435)	(54,976)	(97,367)	(129,399)

Net loss attributable to Pony AI Inc.	(41,890)	(61,315)	(93,207)	(157,401)
Share-based compensation expenses	678	6,594	2,138	22,811
Changes in fair value of warrants liability	-	-	(5,617)	-
Non-GAAP net loss attributable to Pony AI Inc.	(41,212)	(54,721)	(96,686)	(134,590)

Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share, basic and diluted	91,871,839	385,292,553	91,724,717	368,141,818
Non-GAAP net loss per ordinary share, basic and diluted	(3.50)	(0.14)	(4.70)	(0.37)

5 Such adjustments have no impact on income tax for the three-month and nine-month periods ended September 30, 2024 and 2025 due to i) the conditions on tax deduction for share-based compensation have not been met, and valuation allowance was provided for all deferred tax assets; and ii) warrants are issued by the Group’s Cayman entity, and its applicable income tax rate is nil.

Pony AI Inc.

Reconciliation of U.S. GAAP and Non-GAAP Results (Continued)

(All amounts in USD thousands, except for share and per share data)

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2025	September 30, 2024	September 30, 2025
Net cash used in operating activities	(20,639)	(56,795)	(79,761)	(136,365)
Capital expenditures	(3,773)	(22,778)	(5,679)	(37,242)
Free cash flows[6] (Non-GAAP)	(24,412)	(79,573)	(85,440)	(173,607)

6 Free Cash Flows are a non-GAAP measure, commonly defined as cash flows from operating activities as presented in the statement of cash flows, less capital expenditures. However, in the context of the Company, operating cash flows are a cash out (i.e., a cash outflow). Free Cash Flows represent the total of operating cash outflows plus capital expenditures. This metric reflects the Company's important cash outflows, as it combines the funds required to maintain operations and invest in growth.